Exhibit 99.2

Dear Staples Associates,

Today is an historic and momentous day for Staples, one that puts us on a path to success for years to come.

Earlier we announced that Staples has entered into an agreement to be acquired by Sycamore Partners, a leading private equity firm with a track record of accelerating growth for companies. For those of you who are not familiar with private equity firms, they are investment firms that buy operating companies — like ours — and work closely with the management team and associates to drive value creation.

This is the next chapter in Staples’ story, as we are going back to our roots by becoming privately owned again. As a private company, we will be nimbler and better able to pursue long-term growth opportunities. These are the same qualities exhibited by other successful privately-owned peers such as Hilton Worldwide, Dell and PetSmart. As the world changes, we need to continue to transform. This is the type of change we need to be successful.

Sycamore Partners has a strong track record of elevating good companies with great brands. Their portfolio of companies includes Belk, Coldwater Creek and Talbots. After a thorough strategic review of our business by our Board of Directors, we are confident that this transaction is the best thing for our shareholders, associates and customers. Given our success with Staples 20/20 initiatives, we are entering this transaction from a position of strength.   We have spent considerable time with the Sycamore Partners team, and I can tell you that they are as excited about the potential of our brand and our direction as we are.  That is why they are willing to pay our shareholders a premium to buy our company.   In short, they believe in us and are betting big on us.

We expect the transaction to close by December 2017, following approval from our shareholders. I can promise you that we will be as transparent as possible throughout this process. We will have a town hall meeting tomorrow at 10:00 a.m. ET, live in the auditorium in the home office and remotely through web broadcast, where you can ask the questions that are undoubtedly on your minds. We need to stay focused on our 2017 priorities — including the continued execution of our 20/20 strategy — and get excited about the opportunities ahead.

I am confident that this transaction is the right next step for Staples. The Sycamore Partners team embodies the same entrepreneurial spirit Staples has had since the very beginning, and they are excited to link arms with us and work on executing our 20/20 strategic plan. In a changing world, it will enable us to fully unleash the potential of our great company. We understand that with change comes uncertainty, but we are in this together to win for Staples, our associates and our customers.

I couldn’t be prouder of the company Staples has become. With the help of all of you who have poured your hearts and souls into the business, I look forward to the next chapter of our beloved Staples.

Onward and Upward!

Shira Goodman